SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )

24/7 REAL MEDIA, INC.

(Name of Subject Company)

24/7 REAL MEDIA, INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

901314203

(CUSIP Number of Class of Securities)

David J. Moore
Chairman and Chief Executive Officer
24/7 Real Media, Inc.
132 West 31st  Street
New York, NY 10001
(212) 231-7100

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

Copies to:

Ronald R. Papa, Esq.

Ori Solomon, Esq.

Proskauer Rose LLP

1585 Broadway

New York, NY 10036

(212) 969-3000

☒                                  Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

Questions With … David Moore

By EMILY STEEL
May 30, 2007; Page B3B

Tech heavyweights Microsoft, Google and Yahoo are rapidly deepening their foothold in the online ad world, and all three companies have announced major acquisitions of Web advertising companies in recent weeks.

But the ad industry is making some moves of its own. Ad holding giant WPP Group’s purchase earlier this month of online advertising company 24/7 Real Media for $649 million marked Madison Avenue’s first major foray into the technology side of the Web ad business. The ad industry’s digital shopping spree has until now mostly targeted small companies that offer creative services for advertisers in the online world.

New York-based 24/7 Real Media offers search-marketing services, a network of Web sites where advertisers can place their ads, and the technology to distribute the ads. “I think with the pieces moving around on the chess board at the rate they are, what we have with 24/7 Real Media is a real alternative, which will be attractive to not only agencies but our clients as well,” said Martin Sorrell, WPP’s chief executive officer, during a conference call announcing the acquisition.

In 1995, David Moore, chairman and CEO of 24/7 Real Media, co-founded online ad company Petry Interactive, which became 24/7 Real Media in 1998. He has almost 30 years in the ad business, a career that began with him selling ads for the then-budding cable business. He talks here about the changing world of online advertising.

The Wall Street Journal: The WPP deal marked the first time that a major ad-holding company decided to enter the technology-focused side of the digital-marketing business. Why now?

Mr. Moore: Today it’s the Internet. But you have mobile phones, you have more video than ever before, you’ve got IPTV [digital television delivered through the Internet] not too far down the road, you’ve got navigation systems. It is all going to be digital. Traditionally, agencies didn’t want anything to do with technology. They really didn’t look at that as their core competency. Now, they have realized that technology is going to be a critical ad system that they need to have to really compete effectively moving forward.

WSJ: Why does an ad agency need its own tech company?

Mr. Moore: One of the reasons you are seeing consolidation and an interest in technology is because when you have your technology on a Web site, that gives you better insight into the audience and offers a gateway for the advertiser to put the right ad in front of the right person at the right time, which is really what the Web is about. You can really tell what you get for your money. Without a technology gateway, you don’t have that type of insight that perhaps your competitor does. As a result, you just won’t be able to target and get the results that are going to be important to the advertiser.

WSJ: What still needs to be streamlined in the digital-ad process to make the buying, selling and creating of ads online more efficient?

Mr. Moore: In the business of buying and selling advertising on the Web, there is a lot of manual labor. It is much easier to buy a page in a magazine or a commercial on TV than it is to buy on the Web today. You can put a banner, you can put a video, you can put a hyperlink. You can sponsor something. There are just so many more ways to advertise using the Web as opposed to TV, which is a 30-second or 60-second commercial, or print, which is one ad. So we need to do an even better job today than we have in the past of making it easier to buy.

WSJ: With all the consolidation in the market, some concerns have been raised about possible conflicts of interest. How will an advertiser know they are getting the best deal when an ad agency is both buying and selling the ads?

Mr. Moore: The most important thing that a company can do for its clients is to make sure that they get a good return on their advertising investment. There is no question that there could be an appearance of some conflict. I think that is one of the reasons WPP wants to run 24/7 Real Media as a separate company. As a result, I will look at [WPP’s other agencies] as very important clients. If I can’t get in there and offer them a product that is as strong or better than some of the other products that they are buying, then I don’t deserve to get bought.

WSJ: Will you solicit work from ad agencies outside WPP Group?

Mr. Moore: It is something that we’ll definitely watch closely, and do everything we can so that the products we provide not only to WPP but to the other advertising companies are compelling and serve the best interest of their clients.

WSJ: 24/7 Real Media has a global footprint with offices throughout the U.S., Europe, Asia and Australia. Why is that necessary in the digital ad world? Doesn’t the Web make the world flat?

Mr. Moore: Most advertisers tend to be organized on a geographic basis. They have an individual in each market who is ultimately in charge for the profit-and-loss statement of that particular product. People are needed to customize or tailor the campaign to that product in that particular market. When a Web site comes to us in the U.S., they say, ‘We’d like you to help us sell that inventory. By the way, who is selling the inventory that is accessed by U.K. users? Who is selling it in France or in Sydney, Australia?’ So we have offices with sales forces in those marketplaces, and we take the users that access the U.S. Web sites from the U.K and we sell them the U.K. advertising. So the global footprint becomes a very important competitive advantage for us. And, of course, look at all the advertising agencies, particularly WPP — they have an extensive global network for each of the advertising agencies. It is much larger than ours, and it will allow us to expand in a prudent fashion over time and to put our network and our technology into a lot more markets than we are in today.

Write to Emily Steel at emily.steel@wsj.com